Exhibit 10.10

AMENDED AND RESTATED

EMPLOYMENT AND CONFIDENTIAL INFORMATION AGREEMENT

In consideration for employment by ServiceSource International, LLC (“ServiceSource” or the “Company”) of Ray Martinelli (“Employee”), ServiceSource and Employee acknowledge and agree as follows:

1.    EMPLOYMENT TERMS AND CONDITIONS. ServiceSource hereby employs Employee, and Employee hereby accepts employment with ServiceSource upon all of the terms and conditions described in this amended and restated Employment Agreement (this “Agreement”), which replaces and supersedes in its entirety the employment agreement previously entered into by and between Employee and the Company (the “Original Agreement”).

2.    DUTIES.

a.    Responsibilities. Employee’s position is Executive Vice President, Human Resources reporting to Mike Smerklo, CEO, Employee shall be responsible for and expected to perform all duties and tasks as directed by ServiceSource. Employee understands and agrees that ServiceSource has complete discretion to modify and change Employee’s job title and responsibilities at any time, for any reason and without notice

b.    Loyal and Full Time Performance of Duties. While employed by ServiceSource, Employee shall not directly or indirectly, engage in any Competitive Activity. For the purpose of this Agreement, “Competitive Activity” is any activity which is the same as or competitive with any activity engaged in by ServiceSource, during Employee’s employment by the Company. Competitive Activities may include, but are not necessarily limited to, the provision of (a) outsourced sales and/or marketing services (b) consulting services for a client with respect to sales and marketing aimed at such client’s installed base of users, where such clients are companies that compete in the industries in which the Company’s current customers and the Company’s prospective customers are engaged, including, without limitation, manufacturing and sales and distribution companies in the following industries:

(A)    Information technology hardware (such as laptops, desktops, work stations, servers, mainframes, networking equipment, storage equipment, point of sale equipment, ATMs, handheld devices, electronic appliances, printing/imaging devices and other peripheral devices);

(B)    Computer software;

(C)    Telecommunications equipment (both wireless and wireline);

(D)    Medical equipment and devices;

(E)    Test and measurement equipment;

(F)    Recording systems; and

(G)    Data security and data management services

c.    ServiceSource Policies. Employee agrees to abide by ServiceSource’s rules, regulations, policies and practices, written and unwritten, as they may from time to time be adopted or modified by ServiceSource at its sole discretion. ServiceSource’s written rules, policies, practices and procedures shall be binding on Employee unless superseded by or in conflict with this Agreement.

3.     EMPLOYMENT AT-WILL. Employee and ServiceSource acknowledge and agree that during employee’s employment with ServiceSource the parties intend to strictly maintain an at-will employment relationship. This means that at any time during the course of Employee’s employment with ServiceSource, Employee is entitled to resign with or without cause and with or without advance notice. Similarly, ServiceSource specifically reserves the same right to terminate Employee’s employment at any time with or without cause and with or without advance notice. Nothing in this Agreement or the relationship between the parties now or in the future may be construed or interpreted to create an employment relationship for a specific length of time or a right to continued employment. Employee and ServiceSource understand and agree that only ServiceSource’s CEO possesses the authority to alter the at-will nature of Employee’s employment status and the binding arbitration of employment-related disputes, and that any such change may be made only by an express written employment contract signed by ServiceSource’s CEO. Employee and ServiceSource further acknowledge and agree that ServiceSource may modify (with the exception of at will employment) Employee’s job title, job duties, compensation, benefits, work hours, or any other terms and conditions of employment at will, i.e., with or without cause and with or without advance notice. No implied contract concerning any employment-related decision or term or condition of employment can be established by any other statement, conduct, policy or practice.

4.    COMPENSATION. In consideration for the services and covenants described in this Agreement, ServiceSource agrees to pay Employee a base salary of eleven thousand, two hundred and fifty dollars ($11,250) paid semi-monthly, equal to two hundred and seventy thousand dollars ($270,000), on an annualized basis. In addition, Employee will be eligible for a potential bonus figure of one hundred thousand dollars ($100,000) per annum. The bonus is discretionary, not guaranteed, and will be paid on a pro rata basis; Employee must be employed as of the scheduled bonus payment in order to be eligible.

5.    EMPLOYEE’S SHARE OPTION. Subject to (a) the terms of the ServiceSource International, LLC 2004 Omnibus Share Plan, as amended (the “Plan”) and (b) the terms of Employee’s Option Agreement, Employee has been granted, in connection with the Original Agreement, an option to purchase up to two hundred fifty thousand (250,000) of the Company’s Common Shares. This represented, at the time of grant, approximately 0.5% of fully diluted shares outstanding. These options will vest over 4 years from the date of your employment (one year cliff and then monthly thereafter).

6.    CHANGE OF CONTROL EQUITY COMPENSATION VESTING ACCELERATION.

a.    Equity Compensation Vesting Acceleration. If ServiceSource or a successor should terminate Employee’s employment without “Cause” (as defined in Section 6(b) below) or Employee should terminate his employment for “Good Reason” (as defined in Section 6(b) below), in either case within 12 months following a “Change of Control” (as defined in Section 6(b) below), then all of Employee’s outstanding equity compensation awards (including, without limitation, all stock options, restricted stock, restricted stock units and any other equity compensation awards) shall immediately have their vesting accelerated 100%, so as to become fully vested.

b.    Definitions: For purposes of Section 6(a) above,

(A)    “Cause” shall mean the occurrence of any of the following events, as determined by ServiceSource in its sole discretion: (i) Employee’s commission of any felony or any crime involving fraud or dishonesty under the laws of the United States or any state thereof; (ii) Employee’s commission of, or participation in, a fraud or act of dishonesty against ServiceSource; (iii) Employee’s intentional, material violation of any contract or agreement between Employee and ServiceSource or any statutory duty owed to ServiceSource; (iv) Employee’s unauthorized use or disclosure of Proprietary and Confidential Information; or (v) Employee’s gross misconduct;

(B)    “Good Reason” shall mean the occurrence of any one of the following events, without Employee’s written consent: (1) a material, adverse change in Employee’s job title from that in effect immediately prior to the Change of Control; (2) a material, adverse change in Employee’s job responsibilities from that in effect immediately prior to the Change of Control; (3) a relocation of Employee’s principal place of employment beyond a radius of 30 miles from its location immediately prior to the Change of Control; or (4) any reduction in Employee’s base salary, target bonus or aggregate level of benefits measured against such compensation or benefits as in effect immediately prior to the Change of Control; provided that Employee has notified ServiceSource in writing of the event described in (1), (2), (3) or (4) above and ServiceSource (or its successor) has within 30 days thereafter failed to restore Employee to the required job title, responsibility location, salary, target bonus or benefits; and

(C)    “Change of Control” shall mean the occurrence of one of the following events: a sale of all or substantially all of the equity interests of ServiceSource; a merger, consolidation or similar transaction involving ServiceSource following which the persons entitled to elect a majority of the members of the Board of Directors of ServiceSource immediately before the transaction are not entitled to elect a majority of the members of the Board of Directors of ServiceSource or the surviving entity following the transaction; or a sale of all or substantially all of the assets of the company.

c.    Release. The equity compensation vesting acceleration described in Section 6(a) above is subject to Employee’s execution of a general release of all legal claims, whether known or unknown, in the form requested by ServiceSource, and such release becoming effective in accordance with its terms within fifty-two (52) days following the termination date. No vesting acceleration pursuant to such section shall be paid or provided unless and until the release becomes effective. Any severance payment to which Employee is entitled shall be paid by the Company in cash and in full on the fifty-third (53d) day following Employee’s employment termination date or such later date as is required to avoid the imposition of additional taxes under Internal Revenue Code Section 409A (“Section 409A”).

d.    Section 409A Compliance. Notwithstanding any provision to the contrary herein, no Deferred Compensation Separation Payments (as defined below) that become payable under this letter by reason of Employee’s termination of employment with the Company (or any successor entity thereto) will be made unless such termination of employment constitutes a “separation from service” within the meaning of Section 409A. Further, if Employee is a “specified employee” of the Company (or any successor entity thereto) within the meaning of Section 409A on the date of your termination of employment (other than a termination of employment due to death), then the severance payable to Employee, if any, under this letter, when considered together with any other severance payments or separation benefits that are in each case considered deferred compensation under Section 409A (together the “Deferred Compensation Separation Payments”) that are payable within the first six (6) months following Employee’s termination of employment, shall be delayed until the first payroll date that occurs on or after the date that is six (6) months and one (1) day after the date of Employee’s termination of employment, when they shall be paid in full arrears. All subsequent Deferred Compensation Separation Payments, if any, will be paid in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following Employee’s employment termination but prior to the six (6) month anniversary of his employment termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of death and all other Deferred Compensation Separation Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this letter is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A.

7.    BENEFITS. As a full-time employee, Employee shall be entitled to all of the benefits to ServiceSource employees, in accordance with any benefit plan adopted by ServiceSource from time to time during the existence of this Agreement. Employee’s rights and those of Employee’s dependents under any such benefit policies or plan shall be governed solely by the terms of such policies or plans. ServiceSource reserves to itself or its designated administrators exclusive authority and discretion to determine all issues of eligibility, interpretation and administration of each such benefit plan or policy.

8.    PROPRIETARY AND CONFIDENTIAL INFORMATION (INCLUDING TRADE SECRETS). Employee acknowledges that his/her employment with ServiceSource will allow him/her access to Proprietary and Confidential Information. Employee understands that Proprietary and Confidential Information includes customer and applicant lists, whether written or solely a function of memory, data bases, whether on computer disc or not, business files, contracts and all other information which is used in the day-to-day operation of ServiceSource which is not known by persons not employed by the Company and which ServiceSource undertakes efforts to maintain its secrecy. Employee understands and agrees that this is confidential information which the law treats as privileged, therefore protecting an employer from use without consent.

a.    Definition. “Proprietary and Confidential Information” is defined as all information and any idea in whatever form, tangible or intangible, of a confidential or secret nature that pertains in any manner to the business of ServiceSource. As used herein, the term “Confidential information” shall include any and all non-public information relating to the Company or its business, operations, financial affairs, performance, assets, technology, research and development, processes, products, contracts, customers, licensees, sublicensees, suppliers, personnel, plans or prospects, whether or not in written form and whether or not expressly designated as confidential, including (without limitation) any such information consisting of or otherwise relating to trade secrets, know-how, technology (including software and programs), designs, drawings, photographs, samples, processes, license or sublicense arrangements, formulae, proposals, product specifications, customer lists or preferences, pricing lists, referral sources, marketing or sales techniques or plans, operating manuals, service manuals, financial information or projections, lists of suppliers or distributors or sources of supply.

Proprietary and Confidential Information shall include both information developed by Employee for ServiceSource and information Employee obtained while in ServiceSource’s employ. All Proprietary and Confidential Information, whether created by Employee or other employees, shall remain the property of ServiceSource.

b.    Non-Disclosure and Return. Employee agrees that he/she will not, under any circumstances, or at any time, whether as an individual, partnership, or corporation, or employee, principal, agent, partner or shareholder thereof, in any way, either directly or indirectly, divulge, disclose, copy, use, divert or attempt to divulge, disclose, copy, use or divert ServiceSource’s Proprietary and Confidential Information, except to the extent authorized and necessary to carry out Employee’s responsibilities during employment with ServiceSource. Upon termination of Employee’s employment with ServiceSource, Employee shall immediately return to ServiceSource all property in Employee’s possession or control that belongs to ServiceSource, including all property in electronic form and all copies of Proprietary and Confidential Information.

c.    Former Employer Information. Employee agrees that Employee will not, during Employee’s employment with ServiceSource, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that the Employee will not bring onto the premises of ServiceSource any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity. Employee represents and warrants to ServiceSource that

Employee is not in breach of any agreement with any former Employer by accepting employment with ServiceSource.

d.    Third Party Information. I recognize that ServiceSource may have received and in the future may continue to receive from third parties their confidential or proprietary information as they may so designate, subject to a duty on ServiceSource’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for ServiceSource consistent with ServiceSource’s agreement with such third party.

e.    Notification to New Employer. In the event that Employee’s employment with ServiceSource ends, Employee consents to notification by ServiceSource to any subsequent employer, Employee’s rights and obligations under this Agreement.

f.    No Solicitation of Clients Using Proprietary and Confidential Information. Employee acknowledges and agrees that the names, addresses, and contact information of ServiceSource’s clients and all other confidential information relating to those clients, have been compiled by ServiceSource at great expense and represent a real asset of ServiceSource. Employee further understands and agrees that this information is deemed confidential by ServiceSource and constitutes trade secrets of ServiceSource. Employee understands that this information has been provided to Employee in confidence, and Employee agrees that the sale or unauthorized use or disclosure of any of ServiceSource’s trade secrets obtained by Employee during employment with ServiceSource constitutes unfair competition. Employee agrees and promises not to engage in any unfair competition with ServiceSource. Employee further agrees not to, directly or indirectly, during or after termination of employment, make known to any person, firm, or company any information concerning any of the clients of Service Source which, as Employee acknowledges, is confidential and constitutes trade secrets of ServiceSource. Nor shall Employee use any such confidential and trade secret information to solicit, take away, or attempt to call on, solicit or take away any of the clients of ServiceSource on whom Employee called or whose accounts Employee had serviced during employment with ServiceSource, whether on Employee’s own behalf or for any other person, firm, or ServiceSource.

g.    No Solicitation of Employees. Employee understands and acknowledges that as an employee of ServiceSource he/she has certain fiduciary duties to ServiceSource which would be violated by the solicitation and/or encouragement of ServiceSource employees to leave the employ of ServiceSource. Employee therefore agrees that he/she will not, either during his/her employment or for a period of one year after employment has terminated, solicit any of ServiceSource’s employees for a competing business or otherwise induce or attempt to induce such employees to terminate employment with ServiceSource. Employee agrees that any such solicitation during that period of time would constitute unfair competition.

h.    Assignment of Rights. All Proprietary and Confidential Information and all patents, patent rights, copyrights, trade secret rights, trademark rights and other rights (including, without limitation, intellectual property rights) owned by or otherwise belonging to Service Source anywhere in the world in connection therewith, is and shall be the sole property of the

ServiceSource. Employee hereby assigns to ServiceSource any and all rights, title and interest Employee may have or acquire in ServiceSource’s Proprietary and Confidential Information and ServiceSource’s property.

At all times, both during and after Employee’s employment by ServiceSource, Employee will keep in confidence and trust and will not use or disclose any Proprietary and Confidential Information or anything relating to it without the prior written consent of an officer of ServiceSource, except as may be necessary in the ordinary course of performing Employee’s duties to ServiceSource.

9.    SEVERABILITY. In the event that any provision of this Agreement is determined by an arbitrator or by a court of competent jurisdiction to be illegal, invalid or unenforceable to any extent, such term or provision shall be enforced to the fullest extent permissible under the law and all remaining terms and provisions hereof shall continue in full force and effect.

10.    MODIFICATION OF AGREEMENT. This Agreement may be modified only in writing. Any such writing must specifically state that it is intended to modify the parties’ Agreement and state which specific provision or provisions this writing intends to modify. Such written modification will only be effective if signed by ServiceSource’s CEO. Any attempt to modify this Agreement orally, or by a writing signed by any person other than ServiceSource’s CEO, or by any other means, shall be null and void. This Agreement is intended to be the final and complete statement of the parties’ agreement concerning the legal nature of their employment relationship in any and all disputes arising from that relationship.

11.    COMPLETE AND VOLUNTARY AGREEMENT. This Agreement and Employee’s written equity compensation agreements with the Company constitute the entire understanding of the parties on the subject covered and supersede in its entirety the Original Agreement. The parties expressly warrant that they have read and fully understand this Agreement; that they have had the opportunity to consult with legal counsel of their own choosing to have the terms of this Agreement fully explained to them; that they are not executing this Agreement in reliance on any promises, representations or inducements other than those contained herein; and that they are executing this Agreement voluntarily, free of any duress or coercion.

12.    GOLDEN PARACHUTE BEST AFTER TAX RESULTS. If any of the payments to Employee (prior to any reduction, below) provided for in this Agreement, together with any other payments which Employee has the right to receive from the Company or any corporation which is a member of an “affiliated group” as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended (“Code”), without regard to Section 1504(b) of the Internal Revenue Code), of which the Company is a member (the “Payments”) would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), and if the Safe Harbor Amount is greater than the Taxed Amount, then the total amount of such Payments shall be reduced to the Safe Harbor Amount. The “Safe Harbor Amount” is the largest portion of the Payments that would result in no portion of the Payments being subject to the excise tax set forth at Section 4999 of the Code (“Excise Tax”), after reduction for taxes as described below. The “Taxed Amount” is the total amount of the Payments after reduction for taxes as described below (prior to any reduction, above) notwithstanding that all or some portion of the Payments may be subject to the Excise Tax. Solely for the purpose of comparing which of the Safe Harbor Amount and the Taxed Amount is greater, the determination of each such amount, shall be made on an after-tax basis, taking into account all applicable federal, state and local employment taxes, income taxes, and, if applicable, the Excise Tax (all of which shall be computed at the highest applicable marginal rate regardless of Employee’s actual marginal rate). If a reduction of the Payments to the Safe Harbor Amount is necessary, then the reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of equity awards other than options; cancellation of accelerated vesting of options; and reduction of employee benefits. In the event that acceleration of vesting of equity awards or options is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of the Employee’s awards. The Company and its tax advisors shall make all determinations and calculations required to be made to effectuate this paragraph at the Company’s expense.

13.    GOVERNING LAW. This Agreement shall be governed by California law.

14.    SUCCESSORS AND ASSIGNS. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of ServiceSource, its successors, and its assigns.

Agreed,

/s/ Ray Martinelli	December 2, 2010
Ray Martinelli	Date

Mike Smerklo	December 8, 2010
ServiceSource International, LLC	Date